

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Steven A. Shallcross
Chief Executive Officer and Chief Financial Officer
Synthetic Biologics, Inc.
9605 Medical Center Drive, Suite 270
Rockville, Maryland 20850

  Re: Synthetic Biologics, Inc.
    Registration Statement on Form S-3
    Filed October 22, 2021
    File No. 333-260449

Dear Mr. Shallcross:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael Davis at 202-551-4385 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Leslie Marlow, Esq.